Exhibit 8.1

Telecom Argentina S.A.
Subsidiaries

Name	Jurisdiction of Incorporation
Telecom Personal S.A.	Argentina

Núcleo S.A. (1)	Paraguay

Personal Envíos S.A. (2)	Paraguay

Micro Sistemas S.A. (3)	Argentina

Telecom Argentina USA, Inc.	Delaware, United States

(1)         Interest held indirectly through Telecom Personal S.A.

(2)         Interest held indirectly through Núcleo S.A.

(3)         Dormant subsidiary as of December 31, 2015.